EXHIBIT 99.5

Press Release

Total and Envision join forces to capture the fast-growing distributed solar energy market in China

Shanghai/Paris, September 16, 2019 - TEESS, a 50/50 joint venture company, established by Total, and Envision Group, a global leading smart energy technology company, launches its commercial activity to develop on site distributed generation solar projects for B2B customers in China.

TEESS will offer its clients a unique combination of distributed solar energy systems and digital solar energy solutions running on Envision’s AIoT Operating System EnOS™. This offer will allow the clients to decarbonize their energy while reducing energy costs, optimizing & digitalizing energy management, and enhancing the safety and reliability of energy utilization.

"Companies of the industrial and commercial sector account for approximately two thirds of Chinese power consumption. More and more Industrial & Commercial clients are committed to 100% renewable power. Our Joint Venture is there to help these clients to fulfill this target," said Alex Sun, CEO of TEESS. "Our shareholders, Total and Envision, have an unparalleled expertise in renewable energy generation and digital energy solutions worldwide. We aim to combine our respective strengths in digitalized and distributed solar energy sector, to become the No.1 choice of Industrial & Commercial companies in China to support and enable their renewable power transition."

"Total is delighted to partner with Envision to enter Chinese booming distributed solar energy market. As a historic player of the solar sector, we are keen on growing our footprint in low carbon electricity in China and enable local industries to reduce their carbon footprint," said Julien Pouget, Senior Vice-President Renewables at Total.

About Envision

Envision is a global leading smart energy technology company with extensive expertise in energy digital platforms, wind and solar energy development, energy storage and vehicle to grid. Envision owns the world largest IoT platform, EnOS™, which currently manages over 100 gigawatts of energy assets all over the world. Headquartered in Shanghai, Envision has established 8 global technology innovation centers in Singapore, Denmark, Germany, the United States and Japan. The MIT Technology Review listed Envision as top one of the 50 smartest companies in China in 2019.

Total and Low-Carbon Electricity

Total integrates climate change into its strategy and is staying ahead of new energy market trends by building a portfolio of low-carbon businesses that are expected to account for 15 to 20% of its sales by 2040. Total's gross low-carbon power generation capacity worldwide currently stands at almost 7 gigawatts, of which 3 gigawatts from renewable energies.

With over 40 years of expertise in solar, Total actively contributes to the growth of solar energy across the world by designing and operating utility-scale power plants and supplying industrial and commercial customers with solar energy generated at their sites.

About Total

Total is a major energy player, which produces and markets fuels, natural gas and low-carbon electricity. Our 100,000 employees are committed to better energy that is safer, more affordable, cleaner and accessible to as many people as possible. Active in more than 130 countries, our ambition is to become the responsible energy major.

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Envision Contacts

Media Relations: + 86 21 60318000- 7642 l xiaoyang.liu@envision-energy.com

Total Contacts

Media Relations: +33 1 47 44 46 99 l presse@total.com l @TotalPress

Investor Relations: +44 (0)207 719 7962 l ir@total.com

Cautionary note

This press release, from which no legal consequences may be drawn, is for information purposes only. The entities in which TOTAL S.A. directly or indirectly owns investments are separate legal entities. TOTAL S.A. has no liability for their acts or omissions. In this document, the terms "Total", "Total Group" and Group are sometimes used for convenience. Likewise, the words "we", "us" and "our" may also be used to refer to subsidiaries in general or to those who work for them.

This document may contain forward-looking information and statements that are based on a number of economic data and assumptions made in a given economic, competitive and regulatory environment. They may prove to be inaccurate in the future and are subject to a number of risk factors. Neither TOTAL S.A. nor any of its subsidiaries assumes any obligation to update publicly any forward-looking information or statement, objectives or trends contained in this document whether as a result of new information, future events or otherwise.